SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. _________)*

CAPITOL ACQUISITION CORP. III

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

14055M 106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14055M 106	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Mark D. Ein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,936,250 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 5,936,250 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,936,250 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 14055M 106	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Capitol Acquisition Management 3 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,936,250 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 5,936,250 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,936,250 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 14055M 106	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Capitol Acquisition Corp. III

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

509 7th Street, N.W., Washington, D.C. 20004.

Item 2(a).	Name of Persons Filing:

Mark D. Ein and Capitol Acquisition Management 3 LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of each of Mr. Ein and Capitol Acquisition Management 2 LLC is 509 7th Street, N.W., Washington, D.C. 20004.

Item 2(c).	Citizenship:

Mr. Ein is a United States citizen. Capitol Acquisition Management 3 LLC is a limited liability company organized and existing under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.0001 per share.

Item 2(e).	CUSIP Number:

14055M 106

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 14055M 106	13G	Page 5 of 6 Pages

Item 4.	Ownership

(a)	Amount beneficially owned:

Capitol Acquisition Management 3 LLC beneficially owns 5,936,250 shares of common stock. Leland Investments, Inc., an entity controlled by Mr. Ein, is the sole member of Capitol Acquisition Management 3 LLC. Accordingly, Mr. Ein is deemed to have beneficial ownership of shares held by Capitol Acquisition Management 3 LLC.

(b)	Percent of Class:

14.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

5,936,250 shares of common stock

(ii)	Shared power to vote or to direct the vote:

0 shares of common stock

(iii)	Sole power to dispose or to direct the disposition of:

5,936,250 shares of common stock

(iv)	Shared power to dispose or to direct the disposition of:

0 shares of common stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 14055M 106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2016

/s/ Mark D. Ein
Mark D. Ein

CAPITOL ACQUISITION MANAGEMENT 3 LLC

/s/ Mark D. Ein
Name: Mark D. Ein
Title: President of Leland Investments, Inc. (sole member of Capitol Acquisition Management 3 LLC)

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G (as so amended, the “Schedule 13G”) with respect to the common stock of Capitol Acquisition Corp. III is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated February 17, 2016

/s/ Mark D. Ein
Mark D. Ein

CAPITOL ACQUISITION MANAGEMENT 3 LLC

/s/ Mark D. Ein
Name: Mark D. Ein
Title: President of Leland Investments, Inc. (sole member of Capitol Acquisition Management 3 LLC)